UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Delee Corp

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  November 14, 2016

Physical address of issuer
1211 San Dario Avenue, Laredo, TX 78040

Website of issuer
www.delee.co

Current number of employees
22

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,399,999.00	$659,884.00
Cash & Cash Equivalents	$342,636.00	$1,506.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$200.00	$750.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$43,448.00
Cost of Goods Sold	$0.00	$1,454.00
Taxes Paid	$800.00	$1,700.00
Net Income	-$227,623.00	$12,563.00

April 23th 2021

FORM C-AR

Delee Corp



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Delee Corp, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.delee.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file

reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23th 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Delee Corp (the "Company") is a Delaware Corporation, formed on November 14, 2016.

The Company is located at 1211 San Dario Avenue, Laredo, TX 78040.

The Company's website is www.delee.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

We have plans to sell the CytoCatch and its consumables to research centers and doctors. We manufacture all of our products and utilize quality international sourced materials from multiple vendors around the world to produce our products.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals. the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets which could cause an Investor to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development, or commercialization programs, product launches, or marketing efforts. any of which may materially harm our business, financial condition, and results of operations.

We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.
Currently our authorized capital stock consists of 10,000,000 shares of common stock, of which, 9,780,583 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous temrs to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly-developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage. adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, we are dependent on Liza Paola Velarde Calvillo, our co-founder and Chief Executive Officer, Alejandro Abarca Blanco, our co-founder and Chief Technology Officer, and Juan Felipe Yee de Leon, our co-founder and Chief Operating Officer. The Company has or intends to enter into employment agreements with Ms. Velarde Calvillo, Mr. Abarca Blanco, and Mr. Yee de Leon, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ms. Velarde Calvillo, Mr. Abarca Blanco, Mr. Yee de Leon, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. lnformation posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in reputation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security- such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation could have a material impact on us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that alter what costs consumers need to pay out of pocket for healthcare, or what consumers or other participants in the healthcare industry may be financially incentivized for, could adversely affect our business and results of operations.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HTPAA), the European Union's General Data Protection Regulation (GDPR) and the State of California's Consumer Privacy Act (CCPA) regulate the confidentiality and security of sensitive personal information about our customers and employees (PII) in the countries where we operate, and the circumstances under which such information may be collected, used, retained, processed, and transferred of personally identifiable information. Much of the personal data that we process, especially health and financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Health information standards, such as regulations under HTPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions; for example, transactions involving claims submissions to third-party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation, and harm to our reputation.

More generally, regulatory scrutiny of privacy, data protection, collection, use and sharing of data is growing globally. There is uncertainty associated with the legal and regulatory environment around privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business, and violations of privacy and data protection-related laws can result in significant penalties and damage to our brand and business. In addition, compliance with inconsistent privacy laws may restrict our ability to provide products and services to our customers. A determination that there have been violations of privacy or data protection laws could expose us to significant damage awards, fines, and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

In addition to posting on our websites and in our products our privacy policies and practices regarding the collection, use, and disclosure of user data, we plan to actively promote our commitment to and leadership in data governance standards and technology that protects our member's data privacy. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable regulatory requirements or orders, or privacy, data protection, information security, or consumer protection-related privacy laws and regulations in one or more jurisdictions could result in proceedings or actions against us by governmental entities or others, including class action privacy litigation in certain jurisdictions, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. Further, if our members or customers were to reduce their use of our products and services as a result of these concerns, our business could be materially harmed. As noted above, we are also subject to the possibility of security and privacy breaches, which themselves may result in a violation of these privacy laws.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state, and foreign government agencies.

Compliance with the Anti-Kickback Statute and other healthcare related laws, as well as competition, data and patient privacy, and export and import laws is under increased focus by the agencies charged with overseeing such activities, including the U.S. Food and Drug Administration, Office of Inspector General, Department of Justice ("DOI"), and Federal Trade Commission. The DOJ and the U.S. Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act, particularly as it relates to the conduct of pharmaceutical companies. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Regarding the Anti-Kickback Statute in particular, any assertion that our business activities constitute knowingly and willfully offering or paying any remuneration to induce the referral of an individual to another person or entity for the furnishing of any item or service, or to induce the purchasing or ordering of such item or service, payable in whole or in part by Medicare or Medicaid, could require us to change our business practices or subject our business practices to legal challenges which could have a material adverse effect on our business, financial condition, and results of operations. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges which could have a material adverse effect on our business, financial condition, and results of operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002 and its financial and disclosure controls and procedures. This reflects its status as a development-stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly-regulated environment and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and retail financing, debt collection, consumer protection, environmental health and safety, creditor, wage-hour, anti-discrimination, whistleblower, and other employment practices, laws, and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations, or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We have plans to sell the CytoCatch and its consumables to research centers and doctors. We manufacture all of our products and utilize quality international sourced materials from multiple vendors around the world to produce our products.

Business Plan

Our flagship product, CytoCatch™, is a device that with a simple blood extraction starts a rapid process to successfully isolate circulating tumor cells. Unlike other tests, CytoCatch™ possesses the required sensitivity and specificity to analyze the CTCs genetic features, as well as predictive and therapeutic markers expressed on them. Facilitating the early detection of cancer and enabling the personalization and optimization of each patient's treatment. Because of this, patients and their families will be able to save time, reduce costs, prevent side effects of inefficient therapies, and more importantly, increasing their odds of defeating cancer. Prior to FDA clearance, the razor and blades business model will be followed for the research market, obtaining recurrent revenue by selling the necessary reagents and consumables to perform each test. This model will be maintained after obtaining FDA approval for the commercialization of our technology.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Cytocatch	First-ever automated device that possesses the required sensitivity and specificity to successfully isolate and analyze circulating tumor cells from a simple blood extraction, facilitating the early detection of cancer and enabling the personalization and optimization of each patient's treatment.	Business to business market; Hospitals, cancer clinics, laboratories, cancer research centers, pharmaceutical companies, and universities.
ZenFluidics	Zen Fluidics develops the most advanced micro fluidic automation systems for applications in several industries such as life science, biotech, chemistry, among others.	Business to business market; microfluidics research centers, companies, and universities.

We have no new products in development.

We offer our products via our online website and through the following websites https://www.delee.co/

Competition

The Company's primary competitors are CellSearch System from Menarini & Silicon Biosystems, Angle PLC, Epic Biosciences, Apocell, RareCyte .

The markets in which our products are sold are highly-competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and value are also important differentiating factors.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements.

We sell our products in the business-to-business market. Our products reach a specialized target audience of universities (approximately 60%), as well as research cancer centers, which includes hospitals (approximately 40%).

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/US2018/015519	Dielectrophoresis Separation Object Sorting	Provisional Patent	January 26, 2017		US

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88714515	Service Mark	Delee	December 3, 2019		US
88715175	Service Mark	Cytocatch	December 4, 2019		

Governmental/Regulatory Approval and Compliance

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1211 San Dario Avenue, Laredo, TX 78040

The Company has the following additional addresses:

The Company conducts business in Texas.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Technologies Delee México S RL de CV	Limited Liability Company	Monterrey, Nuevo León, México	May 30, 2017	94.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Abarca Blanco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, 2017-Present CEO, 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and acting Chief Technology Officer at Delee Corp., where he is responsible for the design and execution of Delee's strategic plans regarding R&D and product development. Abarca is a Physicist, a Y Combinator, Singularity University, and a Royal Academy of Engineering LIF alumnus. He has over ten years of experience developing and producing medical devices and biosensors such as a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system based on fluorescence to study cellular properties. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties. He is a co-creator of the CytoCatch™ system, a device that isolates and analyzes circulating tumor cells from blood samples for the early diagnosis and monitoring of the efficiency of cancer therapies.

Education

Monterrey Institute of Technology and Higher Education, B.S., Physics

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Name

Juan Felipe Yee de Leon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, and acting Chief Operating Officer (COO) at Delee Corp., where he also actively participates in the development and execution of the company's strategic plans. Yee is a Y Combinator alumnus, and completed his B.Sc. in Biomedical Engineering and his M.Sc. in Electronic Engineering at the Tecnológico de Monterrey. He has spent over a decade working and collaborating in the development of various medical devices and biosensors such as high-intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis. Yee has collaborated with the Biomedical Engineering Group at Tecnológico de Monterrey in projects related to biomaterial and tissue engineering and the development of organ-on-chip systems. He is a co-creator of the CytoCatch™, a device that isolates and analyzes circulating tumor cells from blood samples

Education

Monterrey Institute of Technology and Higher Education, B.S., Biomedical Engineering; M.S., Electronic Engineering

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Name

Joost Leeflang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Delee Corp., Director, 2019 to Present Marqt, CEO, 2018-2019 Philips Health Systems, SVP Global Head of Commerce, 2016-2017

Education

University of Groningen, M.S. Business Economics Stanford, Executive Program Strategy and Organization

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Name

Liza Paola Velarde Calvillo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO at Delee Corp., Y Combinator alumna and graduated from the Tec de Monterrey. Throughout her career, she has raised over $2.4M. At Delee, she is responsible for leading a multidisciplinary team that created a technology successfully tested on patients with prostate cancer, with pre-sales that exceed $1.4M. She has also enabled the establishment of strong relations with top hospitals and research centers. Velarde's outstanding work has been highly regarded by international institutions such as Cartier Women's Initiative Awards and WeXchange (from the Inter-American Development Bank). In October 2019, she was acknowledged as one of the 50 most relevant people who are transforming Mexico, and one of the 100 women more powerful of Mexico by Forbes in 2020, and was invited as a speaker on various international panels about cancer and entrepreneurship such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.

Education

Monterrey Institute of Technology and Higher Education, B.A., Administration

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Abarca Blanco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, 2017-Present CEO, 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and acting Chief Technology Officer at Delee Corp., where he is responsible for the design and execution of Delee's strategic plans regarding R&D and product development.

Abarca is a Physicist, a Y Combinator, Singularity University, and a Royal Academy of Engineering LIF alumnus. He has over ten years of experience developing and producing medical devices and biosensors such as a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system based on fluorescence to study cellular properties. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties. He is a co-creator of the CytoCatch™ system, a device that isolates and analyzes circulating tumor cells from blood samples for the early diagnosis and monitoring of the efficiency of cancer therapies.

Education

Monterrey Institute of Technology and Higher Education, B.S., Physics

---

Name

Juan Felipe Yee de Leon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, and acting Chief Operating Officer (COO) at Delee Corp., where he also actively participates in the development and execution of the company's strategic plans. Yee is a Y Combinator alumnus, and completed his B.Sc. in Biomedical Engineering and his M.Sc. in Electronic Engineering at the Tecnológico de Monterrey. He has spent over a decade working and collaborating in the development of various medical devices and biosensors such as high-intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis. Yee has collaborated with the Biomedical Engineering Group at Tecnológico de Monterrey in projects related to biomaterial and tissue engineering and the development of organ-on-chip systems. He is a co-creator of the CytoCatch™, a device that isolates and analyzes circulating tumor cells from blood samples

Education

Monterrey Institute of Technology and Higher Education, B.S., Biomedical Engineering; M.S., Electronic Engineering

Name

Liza Paola Velarde Calvillo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO at Delee Corp., Y Combinator alumna and graduated from the Tec de Monterrey. Throughout her career, she has raised over $2.4M. At Delee, she is responsible for leading a multidisciplinary team that created a technology successfully tested on patients with prostate cancer, with pre-sales that exceed $1.4M. She has also enabled the establishment of strong relations with top hospitals and research centers. Velarde's outstanding work has been highly regarded by international institutions such as Cartier Women's Initiative Awards and WeXchange (from the Inter-American Development Bank). In October 2019, she was acknowledged as one of the 50 most relevant people who are transforming Mexico, and one of the 100 women more powerful of Mexico by Forbes in 2020, and was invited as a speaker on various international panels about cancer and entrepreneurship such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.

Education

Monterrey Institute of Technology and Higher Education, B.A., Administration

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 22 employees in México.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Ph.D. Miguel Angel Esparza	As a Senior Product Delevopment Engineer, he is responsible for matters to include: Managing multiple projects simultaneously through successful leadership of engineering, drafting and administrative staffs, Effectively communicate and advising the team about appropriate building systems, architectural and structural accommodations for electrical systems, and design alternatives, Providing input for project direction and personnel assignments to the principals, Applying standard engineering practices while researching and developing new methods and technology, Mentoring new members and assign activities, Resolving project issues in a timely fashion, Performing Quality Control reviews for other project managers and Principals, Providing assistance on projects that are not his assigned projects, filling in on emergency deadlines as required, Identifying positive opportunities for improvement and providing encouraging suggestions to others, Fulfilling product development department leadership responsibilities, teaching and providing technical leadership as well as contributing to department standards, Inspiring coworkers in a positive and constructive way to attain goals and pursue excellence.	August 1, 2017	

Ph.D. Carlos Aguilar	As a Senior Product Delevopment Engineer, he is responsible for matters to include: Managing multiple projects simultaneously through successful leadership of engineering, drafting and administrative staffs, Effectively communicate and advising the team about appropriate building systems, architectural and structural accommodations for electrical systems, and design alternatives, Providing input for project direction and personnel assignments to the principals, Applying standard engineering practices while researching and developing new methods and technology, Mentoring new members and assign activities, Resolving project issues in a timely fashion, Performing Quality Control reviews for other project managers and Principals, Providing assistance on projects that are not his assigned projects, filling in on emergency deadlines as required, Identifying positive opportunities for improvement and providing encouraging suggestions to others, Fulfilling product development department leadership responsibilities, teaching and providing technical leadership as well as contributing to department standards, Inspiring coworkers in a positive and constructive way to attain goals and pursue excellence.	August 15, 2017	

Ph. D. Everardo González	As a Senior Biotechnology Research Scientist, he is responsible of Developing strategic plans and assessing company performance, Conducting research and data analysis to inform business decisions, Develop plans to materialize strategy and analyze business proposals Research competition to identify threats and opportunities, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes Align processes, resources-planning and department goals with overall strategy, Interact with cross functional teams across the Company Perform other duties as assigned by management that fall within the generally expected scope of this position, Planning and conducting experiments Recording and analyzing data, Writing research papers, reports, reviews and summaries, Research competition to identify threats and opportunities, Preparing research proposals and funding applications/bids, Ensuring that quality standards are met, Keeping up to date with relevant scientific and technical developments, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position	January 11, 2021	

Ph.D. Rolando Delgado	As a Senior Biotechnology Research Scientist, he is responsible of Developing strategic plans and assessing company performance, Conducting research and data analysis to inform business decisions, Develop plans to materialize strategy and analyze business proposals Research competition to identify threats and opportunities, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes Align processes, resources-planning and department goals with overall strategy, Interact with cross functional teams across the Company Perform other duties as assigned by management that fall within the generally expected scope of this position, Planning and conducting experiments Recording and analyzing data, Writing research papers, reports, reviews and summaries, Research competition to identify threats and opportunities, Preparing research proposals and funding applications/bids, Ensuring that quality standards are met, Keeping up to date with relevant scientific and technical developments, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position	July 2, 2017	

Brenda Soto	As a Senior Research and Biology Scientist, she is responsible for matters to include: Drive execution of research strategy and clinical-lab tests on the technology, Develop and maintain key screening assays, Supervise and mentor technical staff, Prepare reports, publications and oral presentations, Design project activities and develop timelines, Evaluate data and report on results, Compile and package data sets and study reports, Participate in and coordinate all phases of the study planning process with appropriate departments, Review, interpret, integrate, and present data on assigned studies with minimal assistance, Provide scientific expertise in study conduct, design, and interpretation, Assist in the oversight of the laboratory and mentor technical staff in areas such as protocol interpretation, method development and refinement, study-related problem resolution and technique validation, Attend scientific meetings, conferences, and training courses to enhance job and professional skills, Recommend and implement techniques to improve productivity, increase efficiencies, cut costs, take advantage of opportunities, and maintain state-of-the-art practices, Perform testing facility management duties for the site as delegated by senior management.	June 1, 2017	

Diana Araiz	As a Senior Research and Biology Scientist, she is responsible for matters to include: Drive execution of research strategy and clinical-lab tests on the technology, Develop and maintain key screening assays, Supervise and mentor technical staff, Prepare reports, publications and oral presentations, Design project activities and develop timelines, Evaluate data and report on results, Compile and package data sets and study reports, Participate in and coordinate all phases of the study planning process with appropriate departments, Review, interpret, integrate, and present data on assigned studies with minimal assistance, Provide scientific expertise in study conduct, design, and interpretation, Assist in the oversight of the laboratory and mentor technical staff in areas such as protocol interpretation, method development and refinement, study-related problem resolution and technique validation, Attend scientific meetings, conferences, and training courses to enhance job and professional skills, Recommend and implement techniques to improve productivity, increase efficiencies, cut costs, take advantage of opportunities, and maintain state-of-the-art practices, Perform testing facility management duties for the site as delegated by senior management.	June 1, 2017	
Gladys Diaz	As a Biology research analyst, she is responsible for matters to include: Review and research project background and status with mentor, Become proficient in laboratory experiments or biochemical assays, Participate in all phases of research including planning, preparation, calibration, application, evaluation, data analysis, maintenance, and when necessary, appropriate disposal, Presenting results to senior/other research staff, Design and conduct experiments, with mentorship guidance, within a defined project, Make a novel observations on the experimentation phase, Collect and interpret data, Draw sound scientific conclusions based on data analysis, Attend scientific meetings, conferences, and training courses to enhance job and professional skills.	January 18, 2021	

Fernanda Jasso	As a Biology research analyst, she is responsible for matters to include: Review and research project background and status with mentor, Become proficient in laboratory experiments or biochemical assays, Participate in all phases of research including planning, preparation, calibration, application, evaluation, data analysis, maintenance, and when necessary, appropriate disposal, Presenting results to senior/other research staff, Design and conduct experiments, with mentorship guidance, within a defined project, Make a novel observations on the experimentation phase, Collect and interpret data, Draw sound scientific conclusions based on data analysis, Attend scientific meetings, conferences, and training courses to enhance job and professional skills.	August 25, 2020	
Ricardo Garcia	As a Product Marketing Engineer, he is responsible for matters to include: Support sales and marketing efforts in whatever way possible, Develop plans to materialize strategies, analyze business proposals, and help formulate marketing campaign strategies, Create Technical Documentation, like white papers, troubleshooting guides, and design guides are crucial to the continued success of a product for both internal team members and external clients, Lead problem resolution and identify required resources, tasks and investigation paths to quickly solve issues, keep project on-schedule and maintain on-time sample delivery for engineering prototypes and pre-production builds, Research competition to identify threats and opportunities, Act in role of front-line engineering application support for product integration, Develop and set pricing strategy, including target cost for engineering and operations team, Hold instructional demonstrations for other team members to show how the product works. These presentations typically translate technical information into non-technical language so everyone can understand the technical benefits of the product, Manage product portfolio including providing competitive and market analysis in order to develop data driven short- and long-term product strategy, Researching information about competing products, technical and marketing, Interact with cross-functional teams across the Company.	March 2, 2020	

Karen Velarde	As a Strategy Planning Manager, she is responsible for matters to include: Understand and shape the company's strategy and mission, Work in the Senior Management Team to improve operational systems, processes and policies to support management reporting, information flow and management, business processes and organizational planning, Undertake and be responsible for the development and implementation of appropriate human resource management policies and practices including recruitment, training and development, performance management and remuneration for all staff, Preparing an annual budget, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes, Develop business presentations to management when required, Mentor and support the learning and development of team members, Assess the company's operational and strategic performance, Align processes, resources planning and department goals with overall strategy, Manage relationships, contracts, compliance and interface issues with supporters and suppliers, Manage financial sustainability and budget of the company and ensure effective reporting of results in conjunction with the executive director, Undertake other related activities as required Interacting with the Principals for reporting.	January 2, 2018	
Gracié Rodríguez	As a Strategic Planning Executive, she is responsible for matters that include: Developing strategic plans and assessing company performance, Conducting research and data analysis to inform business decisions, Develop plans to materialize strategy and analyze business proposals, Research competition to identify threats and opportunities, Construct forecasts and analytical models, Monitor and analyze industry trends and market changes, Align processes, resources-planning and department goals with overall strategy, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position	January 4, 2021	

Alitzel Trueba	As a Creative & Design Manager, she is responsible for matters to include: Lead the plan of projects from start to finish, working collaboratively across teams on ideation, creation, and implementation, Designs products fit for purpose and develops the necessary research before commencing work, Analyze and plan the framework of products design according to the laid out concept and established specifications of the project, Ensure that the delivered products or services adhere to the policies and standards of the company, Complete the project work within the timeline and estimated budget, Oversee that new techniques and processes are used to provide best quality of designs, Be aware of the latest techniques and procedures used in designs, Suggest new ways of improving the quality of designs and other project issues, Leverage creative and marketing knowledge to develop new creative campaigns for specific targets, Work in collaboration with colleagues across different departments, Bring new business to the organization and sell current portfolio of work to prospective customer, Look for ways to develop new design within the guidelines, marketing and production opportunities.	April 2, 2018	

Mauricio González	As a Mechanical Design Manager, he is responsible for matters to include: Support, maintain and communicate with external art vendors and internal partners, Work closely with creative leads/designers teams to deliver high-quality assets that follow documented style guidelines, Provide necessary reference material and define technical/creative specifications to successfully commission outsourced product designs, Track and review incoming work for quality, to ensure it meets all visual and technical requirements, Meet and exceed all internal project deadlines, budgets, and milestones, Organize internal feedback, sign-off procedures, and act as the primary point of contact for communication with outsourcing vendors and internal producers, Develop, maintain, document, and continually improve outsourcing procedures and pipelines, Design products using CAD, and consult with engineering and manufacturing teammates to ensure that designs are feasible, Develop and build prototypes and run tests to measure their level of function, Record and evaluate testing data, altering designs as necessary to bring them to safety, performance and efficiency standards, Consult with fabrication teams during product manufacturing, advising them on design specifications and providing physical assistance when required, Research competitor products quarterly and collaborate with product development team to generate ideas for making our products the best ones on the market, Calculate cost estimates for final product designs, and release reports to supervisors, incorporating costs of labor, material, delivery and overhead.	August 6, 2018	

Marisol Abarca	As a Mechanical Design Manager, she is responsible for matters to include: Support, maintain and communicate with external art vendors and internal partners, Work closely with creative leads/designers teams to deliver high-quality assets that follow documented style guidelines, Provide necessary reference material and define technical/creative specifications to successfully commission outsourced product designs, Track and review incoming work for quality, to ensure it meets all visual and technical requirements, Meet and exceed all internal project deadlines, budgets, and milestones, Organize internal feedback, sign-off procedures, and act as the primary point of contact for communication with outsourcing vendors and internal producers, Develop, maintain, document, and continually improve outsourcing procedures and pipelines, Design products using CAD, and consult with engineering and manufacturing teammates to ensure that designs are feasible, Develop and build prototypes and run tests to measure their level of function, Record and evaluate testing data, altering designs as necessary to bring them to safety, performance and efficiency standards, Consult with fabrication teams during product manufacturing, advising them on design specifications and providing physical assistance when required, Research competitor products quarterly and collaborate with product development team to generate ideas for making our products the best ones on the market, Calculate cost estimates for final product designs, and release reports to supervisors, incorporating costs of labor, material, delivery and overhead.	December 17, 2018	

Jose Roberto Yee	As a Product development engineer, he is responsible for matters to include: Support the hardware design from conception to release and beyond, Support and improve existing hardware platforms, Provide input and evaluation of new technologies and products, Planning and conducting experiments, Participate in and coordinate all phases of the study planning process with appropriate departments, Recording and analyzing data. Writing research papers, reports, reviews and summaries, Build robust methodology and processes to deliver technology to products, Keeping up to date with relevant scientific and technical developments, Interact with cross-functional teams across the Company, Drive execution of research strategy	January 2, 2018	
Franco Chacón	As a Senior Software Engineer, he is responsible for matters to include: Review and research project background and status with mentor, Develop software solutions by studying information needs, Document and demonstrate solutions by developing documentation, flowcharts, layouts, diagrams, charts, code comments and clear code, Prepare and install solutions by determining and designing system specifications, standards and programming, Improve operations by conducting systems analysis; recommending changes in policies and procedures, Update job knowledge by studying state-of-the-art development tools, programming techniques and computing equipment; participating in educational opportunities; reading professional publications; maintaining personal networks; participating in professional organizations, Protect operations by keeping information confidential, Provide information by collecting, analyzing and summarizing development and service issues, Accomplish engineering and organization mission by completing related results as needed, Support and develop software engineers by providing advice, coaching and educational opportunities, Mentor junior and mid-level engineers, Collaborate with team to brainstorm and create new products, Grow engineering teams by interviewing, recruiting and hiring, Work collaboratively with others to achieve goals, Understand business needs and know how to create the tools to manage them	January 15, 2018	

Jorque Zamora	As an Electronic Engineer Designer, he is responsible for the matters that include: Design, implement, and test new hardware, Support the hardware design from conception to release and beyond, Support existing hardware platforms, Provide input and evaluation of new technologies and products, Build robust methodology and processes to deliver technology to products, Support product development through hands-on prototyping, testing and troubleshooting, Keeping up to date with relevant scientific and technical developments, Interact with cross functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position	August 6, 2018	
Eduardo Cortés	As an Electrical Engineering intern, he is responsible for matters to include: Collaborating with team members on ground to maintain machinery, Suggest process improvements and participate in projects to increase efficiencies, Research machine intelligence and present improvement opportunities, Provide input and evaluation of new technologies and products, Support product development through hands-on prototyping, testing and troubleshooting, Keeping up to date with relevant scientific and technical developments, Interact with cross-functional teams across the Company, Perform other duties as assigned by management that fall within the generally expected scope of this position.	November 30, 2020	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,780,583
Voting Rights	1 vote per share
Anti-Dilution Rights	

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	None.
Anti-Dilution Rights	Generally, with respect to a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells securities at an implied post-money valuation (assuming the contemplated issuance of such equity securities (including in respect of the amount thereof) has been consummated) of not less than $100 million, the stockholder has a "Pro Rata Right," which is a right to maintain stockholder's ownership percentage of the Company's outstanding capitalization.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	25,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	50,000
Voting Rights	None.

Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	500,000
Voting Rights	None.
Anti-Dilution Rights	Yes.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	500,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Convertible Security
Amount outstanding	19,994
Voting Rights	Not applicable.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Options

Amount outstanding	100,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	Common Stock
Amount outstanding	37,500
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,070,000
Voting Rights	Not applicable.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

SAFE (Simple Agreement for Future Equity)	1	$1,070,000.00	- Develop the commercial version of our technology, enhancing the capabilities of our previous prototypes to increase the robustness of the CTC assay. - Establishment of multiple collaborations with medical institutions to accelerate the clinical validation of our technology.	December 10, 2021	Regulation CF
Common Stock	2	$0.00	Consultancy	October 7, 2020	

Ownership

Liza Paola Velarde Calvillo, 30% Alejandro Abarca Blanco, 30% Juan Felipe Yee de León, 30%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Liza Paola Velarde Calvillo	30.0%
Alejandro Abarca Blanco	30.0%
Juan Felipe Yee de León	30.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$227,623.00	$0.00	$0.00

Operations

The Company completed its last crowdfunding campaign on April 25th, 2020. Following the last Offering, we have enough liquidity to execute our business plan until December 2021. We intend to be profitable by the end of the first quarter of 2022. Our significant challenges are sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product to scale it when necessary, design a logistics strategy in a post-covid era that allows us to have the biological reagents needed for the trials on patients on time, and navigating to the process to obtain the FDA clearance as other diagnostic devices.

The Company intends to achieve profitability in the next 12 months by: 2021 Q2 Completion of the commercial versions of the CytoCatch™ and Cyclops™ platforms. 2021 Q3 Analytical validation of the technology using blood samples spiked with cultured cancer cells. Q4 Clinical validation of the technology using blood samples from patients with prostate and breast cancer, as well as healthy controls. 2022 Q1 Commercial launch of our technology as a research use only in vitro diagnostic platform.

Liquidity and Capital Resources

On December 10th 2020 the Company conducted an offering pursuant to Regulation CF and raised $1,070,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Second crowdfunding campaign and Financial support from existing investors

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company intends to keep investing in its Research and Development department to keep improving its existing technologies and create new ones.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Liza Paola Velarde Calvillo

(Signature)

Liza Paola Velarde Calvillo

(Name)

CEO and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Liza Paola Velarde Calvillo

(Signature)

Liza Paola Velarde Calvillo

(Name)

CEO and Director

(Title)

April 23, 2021

(Date)
_____

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Delee Corp
Balance Sheet
As of December 31, 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019
ASSETS						
Current Assets						
Bank Accounts						
1000 Bank1						
1010 FRB Checking - 5816	152,100	110,792	56,661	64,748	18,829	13,191
Total 1000 Bank1	**152,100**	**110,792**	**56,661**	**64,748**	**18,829**	**13,191**
Total Bank Accounts	**152,100**	**110,792**	**56,661**	**64,748**	**18,829**	**13,191**
Other Current Assets						
1360 Loan	2,081	2,081	2,081	2,081	2,081	2,081
1400 Prepaid Expenses	770	616	462	308	154	946
1450 Receivable from Shareholders	3	3	3	3	3	3
Total Other Current Assets	**2,854**	**2,700**	**2,546**	**2,392**	**2,238**	**3,030**
Total Current Assets	**154,954**	**113,492**	**59,206**	**67,140**	**21,067**	**16,221**
Fixed Assets						
1610 Computer Equipment						
1611 Computer Equipment - Orig cost	11,579	11,579	11,579	11,579	11,579	11,579
1612 Computer Equipment - Accum Depr	(2,433)	(2,755)	(3,076)	(3,398)	(3,720)	(4,041)
Total 1610 Computer Equipment	**9,145**	**8,824**	**8,502**	**8,181**	**7,859**	**7,537**
Total Fixed Assets	**9,145**	**8,824**	**8,502**	**8,181**	**7,859**	**7,537**
Other Assets						
1910 Inter-company Loan	15,000	15,000	15,000	15,000	15,000	15,000
1920 Investment in Technologies Delee Mexico	455,000	490,000	536,000	536,000	561,000	561,000
Total Other Assets	**470,000**	**505,000**	**551,000**	**551,000**	**576,000**	**576,000**
TOTAL ASSETS	**634,099**	**627,316**	**618,709**	**626,321**	**604,926**	**599,759**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
2000 Accounts Payable	-	-	-	-	85	85
Total Accounts Payable	**-**	**-**	**-**	**-**	**85**	**85**
Other Current Liabilities						
2200 Accrued Liabilities	1,750	2,006	911	911	911	750
2501 Convertible Notes	19,994	19,994	19,994	19,994	19,994	19,994
Total Other Current Liabilities	**21,744**	**22,001**	**20,905**	**20,905**	**20,905**	**20,744**
Total Current Liabilities	**21,744**	**22,001**	**20,905**	**20,905**	**20,990**	**20,829**
Long-Term Liabilities						
2460 SAFE Notes	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000
Total Long-Term Liabilities	**1,175,000**	**1,175,000**	**1,175,000**	**1,175,000**	**1,175,000**	**1,175,000**
Total Liabilities	**1,196,744**	**1,197,001**	**1,195,905**	**1,195,905**	**1,195,990**	**1,195,829**
Equity						

Delee Corp
Balance Sheet
As of December 31, 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019
3010 Common Stock	99	99	99	99	99	99
3900 Retained Earnings	(551,678)	(551,678)	(551,678)	(551,678)	(551,678)	(551,678)
Net Income	(11,066)	(18,106)	(25,617)	(18,005)	(39,485)	(44,491)
Total Equity	**(562,645)**	**(569,685)**	**(577,196)**	**(569,584)**	**(591,064)**	**(596,071)**
TOTAL LIABILITIES AND EQUITY	**634,099**	**627,316**	**618,709**	**626,321**	**604,926**	**599,759**
	-	-	-	-	-	(0)

Delee Corp
Balance Sheet
As of December 31, 2019

	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019
ASSETS						
Current Assets						
Bank Accounts						
1000 Bank1						
1010 FRB Checking - 5816	98,296	62,922	34,728	13,234	7,105	1,506
Total 1000 Bank1	**98,296**	**62,922**	**34,728**	**13,234**	**7,105**	**1,506**
Total Bank Accounts	**98,296**	**62,922**	**34,728**	**13,234**	**7,105**	**1,506**
Other Current Assets						
1360 Loan	2,081	2,081	2,081	2,081	2,081	2,081
1400 Prepaid Expenses	788	1,051	855	659	463	267
1450 Receivable from Shareholders	3	3	3	3	3	3
Total Other Current Assets	**2,872**	**3,135**	**2,939**	**2,743**	**2,547**	**2,351**
Total Current Assets	**101,168**	**66,057**	**37,667**	**15,977**	**9,652**	**3,858**
Fixed Assets						
1610 Computer Equipment						
1611 Computer Equipment - Orig cost	11,579	11,579	11,579	11,579	11,579	11,579
1612 Computer Equipment - Accum Depr	(4,363)	(4,684)	(5,006)	(5,328)	(5,649)	(5,971)
Total 1610 Computer Equipment	**7,216**	**6,894**	**6,573**	**6,251**	**5,929**	**5,608**
Total Fixed Assets	**7,216**	**6,894**	**6,573**	**6,251**	**5,929**	**5,608**
Other Assets						
1910 Inter-company Loan	15,000	15,000	15,000	15,000	15,000	15,000
1920 Investment in Technologies Delee Mexico	567,000	595,000	615,000	629,000	633,000	637,500
Total Other Assets	**582,000**	**610,000**	**630,000**	**644,000**	**648,000**	**652,500**
TOTAL ASSETS	**690,384**	**682,951**	**674,240**	**666,228**	**663,581**	**661,965**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
2000 Accounts Payable	750	750	750	952	952	750
Total Accounts Payable	**750**	**750**	**750**	**952**	**952**	**750**
Other Current Liabilities						
2200 Accrued Liabilities	-	-	-	7	7	7
2501 Convertible Notes	19,994	19,994	19,994	19,994	19,994	19,994
Total Other Current Liabilities	**19,994**	**19,994**	**19,994**	**20,001**	**20,001**	**20,001**
Total Current Liabilities	**20,744**	**20,744**	**20,744**	**20,953**	**20,953**	**20,751**
Long-Term Liabilities						
2460 SAFE Notes	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000
Total Long-Term Liabilities	**1,175,000**	**1,175,000**	**1,175,000**	**1,175,000**	**1,175,000**	**1,175,000**
Total Liabilities	**1,195,744**	**1,195,744**	**1,195,744**	**1,195,953**	**1,195,953**	**1,195,751**
Equity						

Delee Corp
Balance Sheet
As of December 31, 2019

	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019
3010 Common Stock	99	99	99	99	99	99
3900 Retained Earnings	(551,678)	(551,678)	(551,678)	(551,678)	(551,678)	(551,678)
Net Income	46,219	38,786	30,075	21,854	19,208	17,793
Total Equity	(505,360)	(512,793)	(521,504)	(529,725)	(532,372)	(533,786)
TOTAL LIABILITIES AND EQUITY	690,384	682,951	674,240	666,228	663,581	661,965
	-	-	-	(0)	(0)	-

Delee Corp
Balance Sheet
As of December 31, 2019

	Comments
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank1	
1010 FRB Checking - 5816	Reconciled
Total 1000 Bank1	
Total Bank Accounts	
Other Current Assets	
1360 Loan	Loan provided which still stands open
1400 Prepaid Expenses	Extra Storage, and Intuit.
1450 Receivable from Shareholders	
Total Other Current Assets	
Total Current Assets	
Fixed Assets	
1610 Computer Equipment	
1611 Computer Equipment - Orig cost	
1612 Computer Equipment - Accum Depr	
Total 1610 Computer Equipment	
Total Fixed Assets	
Other Assets	
1910 Inter-company Loan	Loan provided to Mexican company
1920 Investment in Technologies Delee Mexico	Investment in Mexican subsidary
Total Other Assets	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	Kruze Consulting - Accounting Fees
Total Accounts Payable	
Other Current Liabilities	
2200 Accrued Liabilities	GitHub
2501 Convertible Notes	Y Combinator Investments, LLC
Total Other Current Liabilities	
Total Current Liabilities	
Long-Term Liabilities	
2460 SAFE Notes	
Total Long-Term Liabilities	
Total Liabilities	
Equity	

Delee Corp
Balance Sheet
As of December 31, 2019

	Comments
3010 Common Stock	
3900 Retained Earnings	
Net Income	
Total Equity	
TOTAL LIABILITIES AND EQUITY	

Delee Corp
Income Statement
January - December 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019
Income												
4000 Revenue				42,550								898
Total Income				**42,550**								**898**
Cost of Goods Sold												
5000 Cost of Goods Sold												
5050 Cost of goods sold	20	20	9	1,375	4		10			9		8
Total 5000 Cost of Goods Sold	**20**	**20**	**9**	**1,375**	**4**	**-**	**10**	**-**	**-**	**9**	**-**	**8**
Total Cost of Goods Sold	**20**	**20**	**9**	**1,375**	**4**	**-**	**10**	**-**	**-**	**9**	**-**	**8**
Gross Profit	**(20)**	**(20)**	**(9)**	**41,175**	**(4)**	**-**	**(10)**	**-**	**-**	**(9)**	**-**	**890**
Expenses												
7200 Facilities												
7270 Office Supplies	274	27		472	734		29			109		
7275 Storage	154	154	154	154	154	154	158	158	158	158	158	158
7285 Hardware & Softwares (Less than 1K)	40	975	535		23	23	39		109	131		51
Total 7200 Facilities	**468**	**1,156**	**689**	**626**	**911**	**177**	**226**	**158**	**267**	**398**	**158**	**209**
7300 Travel & Entertainment												
7330 Ground Transportation	8		47	12	685	97	16	5	76			
7340 Meals and Entertainment	87	37		105	603	99	89		57	17	15	
7360 Airfare				517	3,747	94		390		711	103	55
7370 Hotel		75	74	683	2,622						210	
7390 Travel others	160	104	144	74		120	87		384			
Total 7300 Travel & Entertainment	**255**	**215**	**265**	**1,391**	**7,657**	**411**	**192**	**395**	**517**	**728**	**328**	**55**
7400 Professional Fees												
7410 Accounting Fees	750	911	750	750	750	750	750	750	750	750	750	750
7411 Tax Filing fees	1,000				85		100			202		
7420 Legal Fees										2,500		
7480 Consultants & Contractors					3,316				2,481	2,500		
7490 Patent Fees										326		570
7495 Other professional expense	150	66			483	69	273					
Total 7400 Professional Fees	**1,900**	**976**	**750**	**750**	**4,633**	**819**	**1,123**	**750**	**3,231**	**6,278**	**750**	**1,320**
7600 Administrative Expenses												

Delee Corp
Income Statement
January - December 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019
7610 Bank Service Charges							18	75	144	98	121	93
7630 Software Services												
7860 Application software	680		297	345	4	25	20					
7880 Web Services - Business				213	201	226	80	118	181	221	641	175
7890 Web Services - Engineering	125	103	152	127	147	156	140	138	136	139	187	131
Total 7630 Software Services	**805**	**103**	**449**	**686**	**352**	**407**	**240**	**256**	**318**	**360**	**828**	**306**
7660 Miscellaneous Expense						130						
Total 7600 Administrative Expenses	**805**	**103**	**449**	**686**	**352**	**537**	**258**	**330**	**462**	**458**	**949**	**399**
7700 Research and Development Expense												
7710 Product development	4,929	3,798	4,229	29,669	1,283	2,349	7,160	5,385	3,852	28	140	
7720 Shipping Expenses	1,551			120	6,317	393		93	62			
Total 7700 Research and Development Expense	**6,479**	**3,798**	**4,229**	**29,789**	**7,600**	**2,742**	**7,160**	**5,478**	**3,914**	**28**	**140**	**-**
Total Expenses	**9,907**	**6,249**	**6,381**	**33,242**	**21,154**	**4,685**	**8,958**	**7,111**	**8,390**	**7,890**	**2,325**	**1,983**
Net Operating Income	**(9,927)**	**(6,269)**	**(6,389)**	**7,934**	**(21,158)**	**(4,685)**	**(8,968)**	**(7,111)**	**(8,390)**	**(7,899)**	**(2,325)**	**(1,093)**
Other Income												
8100 Other Income							100,000					
Total Other Income							**100,000**					
Other Expenses												
7900 Depreciation Expense	1,139	322	322	322	322	322	322	322	322	322	322	322
7990 Taxes		450	800									
Total Other Expenses	**1,139**	**772**	**1,122**	**322**	**322**	**322**	**322**	**322**	**322**	**322**	**322**	**322**
Net Other Income	**(1,139)**	**(772)**	**(1,122)**	**(322)**	**(322)**	**(322)**	**99,678**	**(322)**	**(322)**	**(322)**	**(322)**	**(322)**
Net Income	**(11,066)**	**(7,040)**	**(7,511)**	**7,612**	**(21,480)**	**(5,007)**	**90,710**	**(7,432)**	**(8,712)**	**(8,221)**	**(2,646)**	**(1,414)**
	-	0	-	0	-	-	(0)	-	-	-	-	-

Delee Corp
Income Statement
January - December 2019

	Total 2019	Comments
Income		
4000 Revenue	43,448	Revenue from sale of product
Total Income	**43,448**	
Cost of Goods Sold		
5000 Cost of Goods Sold		
5050 Cost of goods sold	1,454	Expense which have a direct link to sale of the products
Total 5000 Cost of Goods Sold	**1,454**	
Total Cost of Goods Sold	**1,454**	
Gross Profit	**41,994**	
Expenses		
7200 Facilities		
7270 Office Supplies	1,644	Supplies related to office coded here
7275 Storage	1,870	Storage space on rent - Extra storage
7285 Hardware & Softwares (Less than 1K)	1,927	JLCPCB expense
Total 7200 Facilities	**5,441**	
7300 Travel & Entertainment		
7330 Ground Transportation	945	
7340 Meals and Entertainment	1,108	
7360 Airfare	5,617	Aeroméxico expense
7370 Hotel	3,664	
7390 Travel others	1,074	
Total 7300 Travel & Entertainment	**12,407**	
7400 Professional Fees	-	
7410 Accounting Fees	9,161	Kruze Consulting
7411 Tax Filing fees	1,387	
7420 Legal Fees	2,500	
7480 Consultants & Contractors	8,297	
7490 Patent Fees	896	Trademark Engine, and US patent trademark expenses
7495 Other professional expense	1,040	
Total 7400 Professional Fees	**23,281**	
7600 Administrative Expenses		

Delee Corp
Income Statement
January - December 2019

	Total 2019	Comments
7610 Bank Service Charges	550	Fluctuation in the service fees of the bank
7630 Software Services		
7860 Application software	1,370	
7880 Web Services - Business	2,056	Shopify, Clerky Inc, Intuit, and GoDaddy expenses
7890 Web Services - Engineering	1,682	Google Suite, Google, and GitHub expenses
Total 7630 Software Services	**5,109**	
7660 Miscellaneous Expense	130	
Total 7600 Administrative Expenses	**5,788**	
7700 Research and Development Expense		
7710 Product development	62,821	Reseach related expense
7720 Shipping Expenses	8,536	Shipping cost borne for Research
Total 7700 Research and Development Expense	**71,357**	
Total Expenses	**118,274**	
Net Operating Income	**(76,280)**	
Other Income		
8100 Other Income	100,000	Income from Award - No clasue on the usage of the money
Total Other Income	**100,000**	
Other Expenses		
7900 Depreciation Expense	4,677	
7990 Taxes	1,250	
Total Other Expenses	**5,927**	
Net Other Income	**94,073**	
Net Income	**17,793**	

(0)

Delee Corp
Statement of Cash Flows
January - December 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019
OPERATING ACTIVITIES									
Net Income	(11,066)	(7,040)	(7,511)	7,612	(21,480)	(5,007)	90,710	(7,432)	(8,712)
Adjustments to reconcile Net Income to Net Cash provided by operations:									
1400 Prepaid Expenses	154	154	154	154	154	(792)	158	(263)	196
1450 Receivable from Shareholders	(3)								
2000 Accounts Payable					85		665	-	-
2200 Accrued Liabilities	1,000	256	(1,096)	-	-	(161)	(750)		
2501 Convertible Notes	19,994								
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	21,145	410	(942)	154	239	(953)	73	(263)	196
Net cash provided by operating activities	10,080	(6,630)	(8,453)	7,766	(21,241)	(5,959)	90,783	(7,695)	(8,516)
INVESTING ACTIVITIES									
1612 Computer Equipment:Computer Equipment - Accum Depr	1,139	322	322	322	322	322	322	322	322
1920 Investment in Technologies Delee Mexico		(35,000)	(46,000)		(25,000)		(6,000)	(28,000)	(20,000)
Net cash provided by investing activities	1,139	(34,678)	(45,678)	322	(24,678)	322	(5,678)	(27,678)	(19,678)
FINANCING ACTIVITIES									
2460 SAFE Notes	100,000	-	-	-	-	-	-	-	-
3010 Common Stock	9	-	-	-	-	-	-	-	-
3020 Seed Funding	(120,000)	-	-	-	-	-	-	-	-
Net cash provided by financing activities	(19,991)	-	-	-	-	-	-	-	-
Net cash increase for period	(8,773)	(41,308)	(54,131)	8,088	(45,919)	(5,638)	85,104	(35,373)	(28,194)
Cash at beginning of period	160,873	152,100	110,792	56,661	64,748	18,829	13,191	98,296	62,922
Cash at end of period	152,100	110,792	56,661	64,748	18,829	13,191	98,296	62,922	34,728
	(0)	(0)	(0)	(0)	-	-	(0)	(0)	(0)

Delee Corp
Statement of Cash Flows
January - December 2019

	Oct 2019	Nov 2019	Dec 2019	Total 2019
OPERATING ACTIVITIES				
Net Income	(8,221)	(2,646)	(1,414)	17,793
Adjustments to reconcile Net Income to Net Cash provided by operations:				-
1400 Prepaid Expenses	196	196	196	657
1450 Receivable from Shareholders				(3)
2000 Accounts Payable	202	-	(202)	750
2200 Accrued Liabilities	7	-	-	(743)
2501 Convertible Notes				19,994
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	405	196	(6)	20,655
Net cash provided by operating activities	(7,816)	(2,450)	(1,420)	38,448
INVESTING ACTIVITIES				
1612 Computer Equipment:Computer Equipment - Accum Depr	322	322	322	4,677
1920 Investment in Technologies Delee Mexico	(14,000)	(4,000)	(4,500)	(182,500)
Net cash provided by investing activities	(13,678)	(3,678)	(4,178)	(177,823)
FINANCING ACTIVITIES				
2460 SAFE Notes	-	-	-	100,000
3010 Common Stock	-	-	-	9
3020 Seed Funding	-	-	-	(120,000)
Net cash provided by financing activities	-	-	-	(19,991)
Net cash increase for period	(21,495)	(6,129)	(5,599)	(159,366)
Cash at beginning of period	34,728	13,234	7,105	160,873
Cash at end of period	13,234	7,105	1,506	1,506
	-	-	-	-

Delee Corp.
Balance Sheet
As of December 31, 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020
ASSETS						
Current Assets						
Bank Accounts						
1000 First Republic Bank - Checking 5816	136,928	103,131	42,832	12,483	756,221	701,845
Total Bank Accounts	**136,928**	**103,131**	**42,832**	**12,483**	**756,221**	**701,845**
Other Current Assets						
1300 Prepaid Expenses	358	2,109	1,811	1,514	1,216	1,119
1310 Receivable from Shareholders	3	3	3	3	3	3
Total Other Current Assets	**361**	**2,112**	**1,814**	**1,517**	**1,219**	**1,122**
Total Current Assets	**137,288**	**105,243**	**44,646**	**14,000**	**757,440**	**702,966**
Fixed Assets						
1610 Computer Equipment						
1611 Computer Equipment - Orig cost	11,579	11,579	11,579	11,579	11,579	11,579
1612 Computer Equipment - Accum Depr	(6,293)	(6,614)	(6,936)	(7,257)	(7,579)	(7,901)
Total 1610 Computer Equipment	**5,286**	**4,964**	**4,643**	**4,321**	**4,000**	**3,678**
Total Fixed Assets	**5,286**	**4,964**	**4,643**	**4,321**	**4,000**	**3,678**
Other Assets						
1700 Inter-company Loan	15,000	15,000	15,000	15,000	15,000	15,000
1710 Investment in Technologies Delee Mexico	637,500	637,500	677,500	685,500	720,500	755,500
Total Other Assets	**652,500**	**652,500**	**692,500**	**700,500**	**735,500**	**770,500**
TOTAL ASSETS	**795,074**	**762,708**	**741,789**	**718,821**	**1,496,940**	**1,477,144**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
2000 Accounts Payable	1,850	750	850	-	1,150	1,550
Total Accounts Payable	**1,850**	**750**	**850**	**-**	**1,150**	**1,550**
Other Current Liabilities						
2200 Accrued Liabilities	2,150	1,700	1,700	1,900	1,100	850
2210 Convertible Notes	19,994	19,994	19,994	19,994	19,994	19,994
Total Other Current Liabilities	**22,144**	**21,694**	**21,694**	**21,894**	**21,094**	**20,844**
Total Current Liabilities	**23,994**	**22,444**	**22,544**	**21,894**	**22,244**	**22,394**
Long-Term Liabilities						
2400 Crowd funding Investment	140,816	140,816	140,816	140,816	930,816	930,816
2410 SAFE Notes	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000
Total Long-Term Liabilities	**1,315,816**	**1,315,816**	**1,315,816**	**1,315,816**	**2,105,816**	**2,105,816**
Total Liabilities	**1,339,810**	**1,338,260**	**1,338,360**	**1,337,710**	**2,128,060**	**2,128,210**
Equity						
3010 Common Stock	99	99	99	99	99	99
3020 Retained Earnings	(539,116)	(539,116)	(539,116)	(539,116)	(539,116)	(539,116)

Delee Corp.
Balance Sheet
As of December 31, 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020
Net Income	(5,719)	(36,536)	(57,555)	(79,873)	(92,104)	(112,049)
Total Equity	**(544,736)**	**(575,553)**	**(596,571)**	**(618,890)**	**(631,120)**	**(651,066)**
TOTAL LIABILITIES AND EQUITY	**795,074**	**762,708**	**741,789**	**718,821**	**1,496,940**	**1,477,144**

Delee Corp.
Balance Sheet
As of December 31, 2020

	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020
ASSETS						
Current Assets						
Bank Accounts						
1000 First Republic Bank - Checking 5816	640,365	639,576	565,175	472,831	424,194	342,636
Total Bank Accounts	**640,365**	**639,576**	**565,175**	**472,831**	**424,194**	**342,636**
Other Current Assets						
1300 Prepaid Expenses	563	893	382	292	202	112
1310 Receivable from Shareholders	3	3	3	3	3	3
Total Other Current Assets	**566**	**896**	**385**	**295**	**205**	**115**
Total Current Assets	**640,931**	**640,472**	**565,561**	**473,126**	**424,399**	**342,751**
Fixed Assets						
1610 Computer Equipment						
1611 Computer Equipment - Orig cost	11,579	11,579	11,579	11,579	11,579	11,579
1612 Computer Equipment - Accum Depr	(8,222)	(8,544)	(8,866)	(9,187)	(9,509)	(9,830)
Total 1610 Computer Equipment	**3,356**	**3,035**	**2,713**	**2,391**	**2,070**	**1,748**
Total Fixed Assets	**3,356**	**3,035**	**2,713**	**2,391**	**2,070**	**1,748**
Other Assets						
1700 Inter-company Loan	15,000	15,000	15,000	15,000	15,000	15,000
1710 Investment in Technologies Delee Mexico	800,500	835,500	900,500	970,500	970,500	1,040,500
Total Other Assets	**815,500**	**850,500**	**915,500**	**985,500**	**985,500**	**1,055,500**
TOTAL ASSETS	**1,459,787**	**1,494,007**	**1,483,774**	**1,461,018**	**1,411,969**	**1,399,999**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
2000 Accounts Payable	-	200	-	-	-	200
Total Accounts Payable	**-**	**200**	**-**	**-**	**-**	**200**
Other Current Liabilities						
2200 Accrued Liabilities	850	850	850	-	-	-
2210 Convertible Notes	19,994	19,994	19,994	19,994	19,994	19,994
Total Other Current Liabilities	**20,844**	**20,844**	**20,844**	**19,994**	**19,994**	**19,994**
Total Current Liabilities	**20,844**	**21,044**	**20,844**	**19,994**	**19,994**	**20,194**
Long-Term Liabilities						
2400 Crowd funding Investment	930,816	971,445	971,445	971,445	971,445	971,445
2410 SAFE Notes	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000	1,175,000
Total Long-Term Liabilities	**2,105,816**	**2,146,445**	**2,146,445**	**2,146,445**	**2,146,445**	**2,146,445**
Total Liabilities	**2,126,660**	**2,167,489**	**2,167,289**	**2,166,439**	**2,166,439**	**2,166,639**
Equity						
3010 Common Stock	99	99	99	99	99	99
3020 Retained Earnings	(539,116)	(539,116)	(539,116)	(539,116)	(539,116)	(539,116)

Delee Corp.
Balance Sheet
As of December 31, 2020

	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020
Net Income	(127,857)	(134,466)	(144,499)	(166,405)	(215,454)	(227,623)
Total Equity	**(666,873)**	**(673,482)**	**(683,515)**	**(705,422)**	**(754,470)**	**(766,640)**
TOTAL LIABILITIES AND EQUITY	**1,459,787**	**1,494,007**	**1,483,774**	**1,461,018**	**1,411,969**	**1,399,999**

Delee Corp.
Balance Sheet
As of December 31, 2020

	Comments
ASSETS	
Current Assets	
Bank Accounts	
1000 First Republic Bank - Checking 5816	Reconciled
Total Bank Accounts	
Other Current Assets	
1300 Prepaid Expenses	Basecamp
1310 Receivable from Shareholders	Shares issued but no consideration received yet
Total Other Current Assets	
Total Current Assets	
Fixed Assets	
1610 Computer Equipment	
1611 Computer Equipment - Orig cost	
1612 Computer Equipment - Accum Depr	S/L method depreciated for 60 months
Total 1610 Computer Equipment	
Total Fixed Assets	
Other Assets	
1700 Inter-company Loan	Loan provided to Mexican company
1710 Investment in Technologies Delee Mexico	Investment in Mexican subsidary
Total Other Assets	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	myStartUpCFO - Accounting fees
Total Accounts Payable	
Other Current Liabilities	
2200 Accrued Liabilities	
2210 Convertible Notes	Y Combinator Investments, LLC
Total Other Current Liabilities	
Total Current Liabilities	
Long-Term Liabilities	
2400 Crowd funding Investment	
2410 SAFE Notes	
Total Long-Term Liabilities	
Total Liabilities	
Equity	
3010 Common Stock	Reconciled with CAP Table
3020 Retained Earnings	

Delee Corp.
Balance Sheet
As of December 31, 2020

	Comments
Net Income	
Total Equity	
TOTAL LIABILITIES AND EQUITY	

Delee Corp.
Income Statement
January - December 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020
Income							
Total Income	-	-	-	-	-	-	-
Gross Profit	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Expenses							
6000 Payroll Expenses							
6280 Training	-	-	-	6	-	-	-
Total 6000 Payroll Expenses	**-**	**-**	**-**	**6**	**-**	**-**	**-**
7200 Facilities							
7210 Office Supplies	90	83	263	81	700	-	96
7220 Shipping Expense	-	-	-	-	-	-	547
7230 Storage	172	158	158	158	158	158	158
7240 Hardware & Softwares (Less than 1K)	-	919	190	250	248	230	248
7250 Maintaince	-	-	-	237	61	-	-
7280 Postage and Delivery	-	-	-	27	-	-	-
7295 Telecommunication expense	-	-	49	-	-	-	-
Total 7200 Facilities	**262**	**1,159**	**660**	**752**	**1,167**	**388**	**1,049**
7300 Travel & Entertainment							
7310 Ground Transportation	48	27	27	-	-	0	-
7320 Meals	284	329	73	-	-	-	-
7330 Airfare	-	30	-	-	-	-	-
7340 Hotel	-	577	1	353	-	-	-
7350 Other travel expense	-	-	16	-	-	-	-
Total 7300 Travel & Entertainment	**332**	**963**	**118**	**353**	**-**	**0**	**-**
7400 Professional Fees							
7410 Accounting Fees	850	750	850	200	1,100	1,150	200
7411 Tax Filing fees	-	-	-	-	-	-	-
7420 Legal Fees	-	1,600	-	-	-	3,000	-
7495 Other professional expense	-	-	-	-	78	-	-
Total 7400 Professional Fees	**850**	**2,350**	**850**	**200**	**1,178**	**4,150**	**200**
7500 Marketing							
7510 Adverstiment	10	411	350	866	140	-	-
7520 Marketing Services	-	-	-	-	-	-	-
7580 Publicition	-	-	-	1,870	-	-	-
Total 7520 Marketing Services	**-**	**-**	**-**	**1,870**	**-**	**-**	**-**
Total 7500 Marketing	**10**	**411**	**350**	**2,736**	**140**	**-**	**-**
7600 Administrative Expenses							
7610 Bank Service Charges	99	48	52	17	222	-	-
7620 Software Services							
7621 Application software	-	188	-	31	31	31	30
7622 Web Services - Business	128	134	475	397	165	284	223

Delee Corp.
Income Statement
January - December 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020
7623 Web Services - Engineering	131	159	158	466	131	126	129
7870 Website development	-	988	-	-	-	-	-
Total 7620 Software Services	**259**	**1,469**	**633**	**894**	**328**	**441**	**382**
Total 7600 Administrative Expenses	**357**	**1,517**	**685**	**911**	**550**	**441**	**382**
7700 Research and Development Expense							
7710 Product development	3,586	23,522	16,062	15,965	7,190	12,942	12,249
7720 Shipping Expenses	-	90	493	585	917	289	-
7730 Consultant	-	483	90	487	769	1,028	1,605
7740 Printing Supplies	-	-	590	-	-	387	-
Total 7700 Research and Development Expense	**3,586**	**24,095**	**17,234**	**17,037**	**8,875**	**14,645**	**13,854**
Total Expenses	**5,398**	**30,495**	**19,897**	**21,996**	**11,909**	**19,624**	**15,485**
Net Operating Income	**(5,398)**	**(30,495)**	**(19,897)**	**(21,996)**	**(11,909)**	**(19,624)**	**(15,485)**
Other Expenses							
7900 Depreciation Expense	322	322	322	322	322	322	322
7910 Taxes	-	-	800	-	-	-	-
Total Other Expenses	**322**	**322**	**1,122**	**322**	**322**	**322**	**322**
Net Other Income	**(322)**	**(322)**	**(1,122)**	**(322)**	**(322)**	**(322)**	**(322)**
Net Income	**(5,719)**	**(30,817)**	**(21,019)**	**(22,318)**	**(12,231)**	**(19,946)**	**(15,807)**

Delee Corp.
Income Statement
January - December 2020

	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020	Total'2020	Comments
Income							
Total Income	-	-	-	-	-	**-**	
Gross Profit	**-**	**-**	**-**	**-**	**-**	**-**	
Expenses							
6000 Payroll Expenses							
6280 Training	-	-	-	84	53	143	
Total 6000 Payroll Expenses	**-**	**-**	**-**	**84**	**53**	**143**	
7200 Facilities							
7210 Office Supplies	-	-	12	19	-	1,345	Ebay purcha
7220 Shipping Expense	692	357	370	1,444	1,223	4,634	The Back Po
7230 Storage	182	182	-	-	-	1,482	
7240 Hardware & Softwares (Less than 1K)	50	76	183	-	-	2,394	
7250 Maintaince	-	-	-	-	-	298	
7280 Postage and Delivery	-	-	-	-	-	27	
7295 Telecommunication expense	-	-	-	-	-	49	
Total 7200 Facilities	**924**	**615**	**566**	**1,463**	**1,223**	**10,228**	
7300 Travel & Entertainment							
7310 Ground Transportation	-	70	-	-	-	172	
7320 Meals	-	-	-	197	70	953	Bout Unico e
7330 Airfare	-	-	-	-	-	30	
7340 Hotel	-	-	-	-	-	932	
7350 Other travel expense	-	-	-	-	-	16	
Total 7300 Travel & Entertainment	**-**	**70**	**-**	**197**	**70**	**2,103**	
7400 Professional Fees							
7410 Accounting Fees	200	200	200	200	200	6,100	myStartUpCl
7411 Tax Filing fees	-	-	650	-	-	650	myStartUpCl
7420 Legal Fees	-	-	-	-	-	4,600	
7495 Other professional expense	-	-	-	-	-	78	
Total 7400 Professional Fees	**200**	**200**	**850**	**200**	**200**	**11,428**	
7500 Marketing							
7510 Adverstiment	-	-	-	-	-	1,777	
7520 Marketing Services	-	-	-	-	-	-	
7580 Publicition	-	-	-	-	-	1,870	
Total 7520 Marketing Services	**-**	**-**	**-**	**-**	**-**	**1,870**	
Total 7500 Marketing	**-**	**-**	**-**	**-**	**-**	**3,647**	
7600 Administrative Expenses							
7610 Bank Service Charges	-	-	-	-	57	494	
7620 Software Services							
7621 Application software	900	85	58	-	-	1,355	Vimeo, LLC
7622 Web Services - Business	128	510	103	100	205	2,852	Shopify,Clerl

Delee Corp.
Income Statement
January - December 2020

	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020	Total'2020	Comments
7623 Web Services - Engineering	127	132	133	1,434	371	3,497	Google Suite
7870 Website development	-	-	-	-	-	988	
Total 7620 Software Services	**1,156**	**727**	**294**	**1,534**	**576**	**8,692**	
Total 7600 Administrative Expenses	**1,156**	**727**	**294**	**1,534**	**633**	**9,186**	
7700 Research and Development Expense							
7710 Product development	3,387	7,951	16,875	33,038	6,206	158,973	Great Light N
7720 Shipping Expenses	-	-	-	80	-	2,454	
7730 Consultant	621	148	3,000	7,715	3,463	19,408	
7740 Printing Supplies	-	-	-	4,417	-	5,393	
Total 7700 Research and Development Expense	**4,008**	**8,099**	**19,875**	**45,251**	**9,668**	**186,228**	
Total Expenses	**6,288**	**9,711**	**21,585**	**48,727**	**11,848**	**222,963**	
Net Operating Income	**(6,288)**	**(9,711)**	**(21,585)**	**(48,727)**	**(11,848)**	**(222,963)**	
Other Expenses							
7900 Depreciation Expense	322	322	322	322	322	3,859	S/L method
7910 Taxes	-	-	-	-	-	800	CA Franchise
Total Other Expenses	**322**	**322**	**322**	**322**	**322**	**4,659**	
Net Other Income	**(322)**	**(322)**	**(322)**	**(322)**	**(322)**	**(4,659)**	
Net Income	**(6,609)**	**(10,033)**	**(21,906)**	**(49,049)**	**(12,169)**	**(227,623)**	

Delee Corp.
Income Statement
January - December 2020

Income

Total Income

Gross Profit

Expenses

  6000 Payroll Expenses

    6280 Training

  Total 6000 Payroll Expenses

  7200 Facilities

    7210 Office Supplies ⟶ ses

    7220 Shipping Expense ⟶ rch Mail Center's expense

    7230 Storage

    7240 Hardware & Softwares (Less than 1K)

    7250 Maintaince

    7280 Postage and Delivery

    7295 Telecommunication expense

  Total 7200 Facilities

  7300 Travel & Entertainment

    7310 Ground Transportation

    7320 Meals ⟶ xpenses

    7330 Airfare

    7340 Hotel

    7350 Other travel expense

  Total 7300 Travel & Entertainment

  7400 Professional Fees

    7410 Accounting Fees ⟶ FO - monthly services

    7411 Tax Filing fees ⟶ FO - Tax Filing Fee

    7420 Legal Fees

    7495 Other professional expense

  Total 7400 Professional Fees

  7500 Marketing

    7510 Adverstiment

    7520 Marketing Services

      7580 Publicition

    Total 7520 Marketing Services

  Total 7500 Marketing

  7600 Administrative Expenses

    7610 Bank Service Charges

    7620 Software Services

      7621 Application software ⟶ charges

      7622 Web Services - Business ⟶ ⟨y, Inc. GoDaddy and Basecamp charges

Delee Corp.
Income Statement
January - December 2020

7623 Web Services - Engineering	,Google, Alipay Singapore Ecommerce, and GitHub, Inc. charges
7870 Website development	
Total 7620 Software Services	
Total 7600 Administrative Expenses	
7700 Research and Development Expense	
7710 Product development	Metal Technology,Ebay, The Lab World Group LLC,Shenzhen Sijunda Model Co.
7720 Shipping Expenses	
7730 Consultant	
7740 Printing Supplies	
Total 7700 Research and Development Expense	
Total Expenses	
Net Operating Income	
Other Expenses	
7900 Depreciation Expense	
7910 Taxes	e Tax
Total Other Expenses	
Net Other Income	
Net Income	

Delee Corp.
Income Statement
January - December 2020

Income

Total Income

Gross Profit

Expenses

   6000 Payroll Expenses

      6280 Training

   Total 6000 Payroll Expenses

   7200 Facilities

      7210 Office Supplies

      7220 Shipping Expense

      7230 Storage

      7240 Hardware & Softwares (Less than 1K)

      7250 Maintaince

      7280 Postage and Delivery

      7295 Telecommunication expense

   Total 7200 Facilities

   7300 Travel & Entertainment

      7310 Ground Transportation

      7320 Meals

      7330 Airfare

      7340 Hotel

      7350 Other travel expense

   Total 7300 Travel & Entertainment

   7400 Professional Fees

      7410 Accounting Fees

      7411 Tax Filing fees

      7420 Legal Fees

      7495 Other professional expense

   Total 7400 Professional Fees

   7500 Marketing

      7510 Adverstiment

      7520 Marketing Services

         7580 Publicition

      Total 7520 Marketing Services

   Total 7500 Marketing

   7600 Administrative Expenses

      7610 Bank Service Charges

      7620 Software Services

         7621 Application software

         7622 Web Services - Business

Delee Corp.
Income Statement
January - December 2020

        7623 Web Services - Engineering

        7870 Website development

    Total 7620 Software Services

   Total 7600 Administrative Expenses

   7700 Research and Development Expense

        7710 Product development   , Ltd, Amazon.com, and Scaled-Up LLC charges

        7720 Shipping Expenses

        7730 Consultant

        7740 Printing Supplies

   Total 7700 Research and Development Expense

Total Expenses

Net Operating Income

Other Expenses

   7900 Depreciation Expense

   7910 Taxes

Total Other Expenses

Net Other Income

Net Income

Delee Corp.
Statement of Cash Flows
January - December 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020
OPERATING ACTIVITIES							
Net Income	(5,719)	(30,817)	(21,019)	(22,318)	(12,231)	(19,946)	(15,807)
Adjustments to reconcile Net Income to Net Cash provided by operations:							
1300 Prepaid Expenses	(90)	(1,752)	298	298	298	98	556
2000 Accounts Payable	1,100	(1,100)	100	(850)	1,150	400	(1,550)
2200 Accrued Liabilities	(1,007)	(450)	-	200	(800)	(250)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3**	**(3,302)**	**398**	**(352)**	**648**	**248**	**(994)**
Net cash provided by operating activities	**(5,716)**	**(34,118)**	**(20,621)**	**(22,670)**	**(11,583)**	**(19,698)**	**(16,801)**
INVESTING ACTIVITIES							
1612 Computer Equipment:Computer Equipment - Accum Depr	322	322	322	322	322	322	322
1710 Investment in Technologies Delee Mexico	-	-	(40,000)	(8,000)	(35,000)	(35,000)	(45,000)
Net cash provided by investing activities	**322**	**322**	**(39,678)**	**(7,678)**	**(34,678)**	**(34,678)**	**(44,678)**
FINANCING ACTIVITIES							
2400 Crowd funding Investment	140,816	-	-	-	790,000	-	-
Net cash provided by financing activities	**140,816**	**-**	**-**	**-**	**790,000**	**-**	**-**
Net cash increase for period	**135,421**	**(33,797)**	**(60,299)**	**(30,349)**	**743,738**	**(54,377)**	**(61,480)**
Cash at beginning of period	1,506	136,928	103,131	42,832	12,483	756,221	701,845
Cash at end of period	**136,928**	**103,131**	**42,832**	**12,483**	**756,221**	**701,845**	**640,365**

Delee Corp.
Statement of Cash Flows
January - December 2020

	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020	Total'2020
OPERATING ACTIVITIES						
Net Income	(6,609)	(10,033)	(21,906)	(49,049)	(12,169)	(227,623)
Adjustments to reconcile Net Income to Net Cash provided by operations:						
1300 Prepaid Expenses	(330)	510	90	90	90	155
2000 Accounts Payable	200	(200)	-	-	200	(550)
2200 Accrued Liabilities	-	-	(850)	-	-	(3,157)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(130)**	**310**	**(760)**	**90**	**290**	**(3,552)**
Net cash provided by operating activities	**(6,739)**	**(9,723)**	**(22,666)**	**(48,959)**	**(11,879)**	**(231,174)**
INVESTING ACTIVITIES						
1612 Computer Equipment:Computer Equipment - Accum Depr	322	322	322	322	322	3,859
1710 Investment in Technologies Delee Mexico	(35,000)	(65,000)	(70,000)	-	(70,000)	(403,000)
Net cash provided by investing activities	**(34,678)**	**(64,678)**	**(69,678)**	**322**	**(69,678)**	**(399,141)**
FINANCING ACTIVITIES						
2400 Crowd funding Investment	40,629	-	-	-	-	971,445
Net cash provided by financing activities	**40,629**	**-**	**-**	**-**	**-**	**971,445**
Net cash increase for period	**(789)**	**(74,401)**	**(92,345)**	**(48,637)**	**(81,557)**	**341,130**
Cash at beginning of period	640,365	639,576	565,175	472,831	424,194	1,506
Cash at end of period	**639,576**	**565,175**	**472,831**	**424,194**	**342,636**	**342,636**